Exhibit 99.1

MANAGEMENT
PROXY CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 3, 2011

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF THOMSON REUTERS CORPORATION

To our shareholders,

We are pleased to invite you to attend the 2011 Thomson Reuters annual meeting of shareholders on Tuesday, May 3, 2011 at 12:00 p.m. (Eastern Daylight Time). The meeting will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. A webcast will also be available at www.thomsonreuters.com.

BUSINESS

The business of the meeting will be to:

1.	Receive our consolidated financial statements for the year ended December 31, 2010 and the auditors’ report on those statements;

2.	Elect directors;

3.	Appoint the auditors and authorize the directors to fix the auditors’ remuneration;

4.	Consider an advisory resolution on executive compensation; and

5.	Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

These matters are discussed in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2010 performance and our plans for Thomson Reuters going forward. Shareholders in attendance in Toronto will have an opportunity to ask questions.

RECORD DATE

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 15, 2011.

VOTING

If you’re unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. We’ve enclosed a proxy form that contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Friday, April 29, 2011, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

The Thomson Reuters board considers all of the proposals described in the enclosed materials to be in the best interests of our company. Accordingly, the board unanimously recommends that you cast your vote “FOR” all of these items of business.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

/s/ David Thomson	/s/ Thomas H. Glocer

David Thomson	Thomas H. Glocer
Chairman of the Board	Chief Executive Officer

March 22, 2011

Thomson Reuters Management Proxy Circular

MANAGEMENT PROXY CIRCULAR
WHAT’S INSIDE

Page

2	About This Circular and Related Proxy Materials
2	Business of the Meeting
3	Voting Information
5	Annual and Quarterly Financial Statements and Related MD&A
5	Electronic Delivery of Shareholder Communications
5	Principal Shareholder and Share Capital
6	About Our Directors
•	Nominee information
•	Director compensation
•	Corporate governance
25	About Our Independent Auditors
26	Advisory Resolution on Executive Compensation (Say on Pay)
27	Compensation Discussion and Analysis
43	Executive Compensation
52	Indebtedness of Officers, Directors and Employees
52	Directors’ and Officers’ Indemnification and Insurance
52	Additional Information
53	Directors’ Approval
A-1	Appendix A — Plan Descriptions

FAST FACTS ABOUT THOMSON REUTERS

(Information is as of December 31, 2010 unless otherwise indicated)

What we do – We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster.

Our customer segments – Financial, legal, tax and accounting, healthcare, science and media.

Employees – Over 55,000

Stock exchange listings – symbol “TRI”
Toronto Stock Exchange (TSX)
New York Stock Exchange (NYSE)

Stock price – Closing price: C$ 37.24 / US$ 37.27
52 week high: C$ 40.33 / US$ 39.31
52 week low: C$ 33.33 / US$ 31.60

2010 results		Market capitalization – Over US$31 billion
•	Revenues – US$13.1 billion
•	Underlying operating profit margin* – 19.6% (20.0% before currency and acquisitions)	Dividend per share (2011 annualized) – $1.24 (representing a 7% increase compared to 2010)
•	Underlying free cash flow* – US$2.0 billion
•	Adjusted earnings per share (EPS)* – US$1.76

*Non-International Financial Reporting Standards (IFRS) financial measure. Please see the note on page 52 for more information.

Front cover photo credit: REUTERS/Christian Charisius, July 19, 2009.

Thomson Reuters Management Proxy Circular

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Tuesday, May 3, 2011. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Please see the “Voting Information” section in this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

BUSINESS OF THE MEETING

HIGHLIGHTS This year’s meeting will cover the following items of business:

	Item of Business	Highlights		Page in Circular
1	Financial statements	Receipt of our 2010 audited financial statements.		5
		•	Our 2010 annual consolidated financial statements are included in our 2010 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.
		•	Shareholders who requested a copy of the 2010 annual report will receive it by mail or e-mail.
		•	Representatives from Thomson Reuters and our independent auditors, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.
2	Directors	At the meeting, 14 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company.		6
		•	A majority of our directors are independent.
		•	The roles and responsibilities of the Chairman and the CEO are separate.
		•	Each director elected will continue to hold office until the next annual meeting of shareholders in 2012 or until the director resigns or a successor is elected or appointed.
3	Auditors	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditors for another year until the 2012 annual meeting of shareholders.		25
		•	PricewaterhouseCoopers LLP have been our auditors since 1977.
		•	The amount of fees that we paid to PricewaterhouseCoopers LLP in 2010 and 2009 is included in this circular.
4	Advisory resolution on executive compensation	As in recent years, we are proposing a non-binding advisory “say on pay” resolution related to executive compensation. This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).		26
5	Other business
If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.
N/A

Thomson Reuters Management Proxy Circular

VOTING INFORMATION

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on March 15, 2011 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of March 16, 2011, there were 835,550,420 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the annual meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote in person. The voting process is different for each choice. The voting process also depends on whether you’re a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•
You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

o	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

o	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Voting by proxy

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Non-registered shareholders

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Registered shareholders

•
You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, through the Internet or by telephone. Please refer to your proxy form for instructions.

•
You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

Thomson Reuters Management Proxy Circular

Voting in person

Non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•
If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

Registered shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Friday, April 29, 2011.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy or voting instructions by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•
By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Friday, April 29, 2011. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

o
To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, May 2, 2011. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

Thomson Reuters Management Proxy Circular

o	To the Chair of the meeting before the meeting starts; or

o	In any other manner permitted by law.

Who is soliciting my proxy?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification is sent advising you that documents (such as this circular) that must be delivered under applicable securities law are available on our website.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.computershare.com/eDelivery and click on “eDelivery Signup”. You will need information from your proxy form to register.

PRINCIPAL SHAREHOLDER AND SHARE CAPITAL

As of March 16, 2011, Woodbridge beneficially owned 457,844,103 of our common shares, or approximately 55% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in June 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Thomson Reuters Management Proxy Circular

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 30 to our 2010 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2010 and 2009.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

ABOUT OUR DIRECTORS

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2010; and

•	Our corporate governance structure and practices.

HIGHLIGHTS
•	A majority of our directors are independent;
•	The roles and responsibilities of the Chairman and the CEO are separate; and
•	We have a majority voting policy.

The board unanimously recommends that you vote FOR the election of the following 14 nominees to the Thomson Reuters board of directors: David Thomson, W. Geoffrey Beattie, Thomas H. Glocer, Manvinder S. Banga, Mary Cirillo, Steven A. Denning, Lawton W. Fitt, Roger L. Martin, Sir Deryck Maughan, Ken Olisa, Vance K. Opperman, John M. Thompson, Peter J. Thomson and John A. Tory.

All of the nominees are currently directors of our company.

Niall FitzGerald, KBE is currently a director and one of our Deputy Chairmen. At the time of the Reuters acquisition, Mr. FitzGerald agreed to serve as a Deputy Chairman for three years. Mr. FitzGerald’s term will expire at the time of the meeting. Mr. FitzGerald was previously a director and Chairman of Reuters Group PLC prior to the formation of Thomson Reuters.

Voting

You will be asked to vote for each director on an individual basis.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

We have a majority voting policy. This means that if a director receives more “withhold” votes than “for” votes at the annual meeting of shareholders, then the director will tender his or her resignation to the Chairman. This would be effective if accepted by the board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision.

No mandatory retirement age/tenure limit

We do not have a mandatory retirement age or tenure limit for our directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age.

Independence determination

Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2011, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 15 directors (66 2/3%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by each director.

•	One of the directors (Thomas H. Glocer) is not independent because he is the CEO of Thomson Reuters.

•
Four of the directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) are considered not independent pursuant to applicable rules because they are directors and current or former executive officers of Woodbridge, the principal shareholder of Thomson Reuters. None of these individuals is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

Thomson Reuters Management Proxy Circular

•	The remaining 10 directors are independent.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2011 that these types of relationships were immaterial.

In particular, the board acknowledged that Mr. Thompson has been a director of a company that provides services to Thomson Reuters, but determined that this relationship was not material and did not preclude a finding of independence. Mr. Thompson was the non-executive independent Chairman of the board of The Toronto-Dominion Bank until January 1, 2011, and remains a director. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offerings of debt securities in the United States and Canada.

Nominee Information

The following provides information regarding the director nominees.

In the director profiles on the following pages, “securities held” by a director includes common shares over which a director exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director provided us with information about how many common shares he or she beneficially owns. The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on March 16, 2011, which was $37.83. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date.

David Thomson 1 Age: 53 Toronto, Ontario, Canada Director since 1988 Non-independent Areas of expertise: investment management, retail, media/publishing

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail, Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

Board/committee membership	2010 attendance		Other public company board memberships
Board	10 of 10	100%	–
Total	10 of 10	100%
Securities held 2				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	–	–	–	$–

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are members of the family of the late first Lord Thomson of Fleet. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

W. Geoffrey Beattie Age: 51 Toronto, Ontario, Canada Director since 1998 Non-independent Areas of expertise: investment management, legal, media/publishing, international business

W. Geoffrey Beattie is a Deputy Chairman of Thomson Reuters. He is President and a director of Woodbridge, the Thomson family investment company. In addition to his public company board memberships, Mr. Beattie is a director of The Globe and Mail, Inc., a Canadian media company. He is also a trustee of the University Health Network. Mr. Beattie has a law degree from the University of Western Ontario.

Board/committee membership	2010 attendance		Other public company board memberships
Board	10 of 10	100%	General Electric Company
Corporate Governance	2 of 2	100%	Maple Leaf Foods Inc.
HR	3 of 3	100%	Royal Bank of Canada
Total	15 of 15	100%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
277,434	110,724	–	100,000	277,434	$10,495,328

Thomson Reuters Management Proxy Circular

Thomas H. Glocer Age: 51 New York, New York, United States Director since 2008 Non-independent Areas of expertise: legal, finance, media, technology, operations, international business

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. Mr. Glocer practiced law at Davis Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. He joined the board of Reuters in 2000. Mr. Glocer serves on several academic / not-for-profit organizations and advisory councils including the American Law Institute, the Council on Foreign Relations and the International Business Council of the World Economic Forum. He has a bachelor’s degree from Columbia University and a law degree from Yale University.

Board/committee membership	2010 attendance		Other public company board memberships
Board	10 of 10	100%	Merck & Co., Inc.
Total	10 of 10	100%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
466,040	956,467	280,000	922,450	746,040	$28,222,693

Manvinder S. Banga Age: 56 London, United Kingdom Director since 2009 Independent Areas of expertise: international business, finance, technology, operations, marketing

Manvinder (Vindi) Banga joined Clayton, Dubilier & Rice, LLC, a private equity investment firm, as an Operating Partner based in London in June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry as well as several other academic boards. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering and the IIM Ahmedabad where he obtained a post graduate degree in Management.

Board/committee membership	2010 attendance		Other public company board memberships
Board	8 of 10	80%	Maruti Suzuki Ltd.
HR	3 of 3	100%
Total	11 of 13	85%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
6,313	–	–	–	6,313	$238,821

Mary Cirillo Age: 63 New York, New York, United States Director since 2005 Independent Areas of expertise: technology, finance, operations, international business

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She has a BA from Hunter College.

Board/committee membership	2010 attendance		Other public company board memberships
Board	10 of 10	100%	Dealer Track Holdings Inc.
Corporate Governance	2 of 2	100%	ACE Ltd.
HR	3 of 3	100%
Total	15 of 15	100%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Option
6,313	–	11,843	–	18,156	$686,841

Thomson Reuters Management Proxy Circular

Steven A. Denning Age: 62 Greenwich, Connecticut, United States Director since 2000 Independent Areas of expertise: investment management, healthcare, technology, international business

Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in growth companies globally. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has an MBA from Stanford Business School.

Board/committee membership	2010 attendance		Other public company board memberships
Board	8 of 10	80%	Genpact Limited
HR	3 of 3	100%
Total	11 of 13	85%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
29,610	–	19,174	–	48,784	$1,845,499

Lawton W. Fitt Age: 57 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business

Lawton Fitt is a corporate director. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. She is a director of several not-for-profit organizations. Ms. Fitt has a bachelor’s degree from Brown University and an MBA from the University of Virginia.

Board/committee membership	2010 attendance		Other public company board memberships
Board	9 of 10	90%	CIENA Corporation
Audit	6 of 7	86%	The Progressive Corporation
Total	15 of 17	88%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
4,000	–	–	–	4,000	$158,320

Roger L. Martin Age: 54 Toronto, Ontario, Canada Director since 1999 Independent Areas of expertise: finance, marketing, international business

Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution, a position he has held since 1998. Previously, Mr. Martin was a Director of Monitor Company, a global strategy consulting firm. Mr. Martin is Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress and is the Director of the AIC Institute for Corporate Citizenship. He also serves on the boards of several not-for-profit organizations. He has an MBA from Harvard University.

Board/committee membership	2010 attendance		Other public company board memberships
Board	9 of 10	90%	Research in Motion Ltd.
Audit	6 of 7	86%
Total	15 of 17	88%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
7,500	–	34,308	–	41,808	$1,581,597

Thomson Reuters Management Proxy Circular

Sir Deryck Maughan Age: 63 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business, operations

Sir Deryck Maughan is a Partner of Kohlberg Kravis Roberts & Co., a global asset management company. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University.

Board/committee membership	2010 attendance		Other public company board memberships
Board	8 of 10	80%	BlackRock Inc.
Corporate Governance	1 of 2	50%	GlaxoSmithKline plc
Total	9 of 12	75%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	8,059	–	8,059	$304,872

Ken Olisa Age: 59 London, United Kingdom Director since 2008 Independent Areas of expertise: technology, operations, finance, international business

Ken Olisa is a corporate director. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was a director of Open Text Corporation. Mr. Olisa is a founder and Chairman of Restoration Partners, a boutique technology merchant bank. He serves on the boards of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge.

Board/committee membership	2010 attendance		Other public company board memberships
Board	9 of 10	90%	Eurasian Natural Resources Corporation Plc
Audit	6 of 7	86%
Total	15 of 17	88%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
2,580	–	–	–	2,580	$97,601

Vance K. Opperman Age: 68 Minneapolis, Minnesota, United States Director since 1996 Independent Areas of expertise: legal, operations, finance, media/publishing, investment management

Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership	2010 attendance		Other public company board memberships
Board	10 of 10	100%	TCF Financial Corporation
Audit	7 of 7	100%
Total	17 of 17	100%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
50,000	–	41,540	–	91,540	$3,462,958

Thomson Reuters Management Proxy Circular

John M. Thompson Age: 68 Toronto, Ontario, Canada Director since 2003 Independent Areas of expertise: technology, operations, marketing, finance, international business

John Thompson served as non-executive Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution, for eight years until January 1, 2011. Prior to that, he was Vice Chairman of the Board of IBM from 2000 until 2002. Mr. Thompson also held a number of senior management positions in his career at IBM including having oversight responsibility for the company's worldwide technology, manufacturing and business strategy. He is a graduate of the University of Western Ontario with a degree in Engineering Science and completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson is also Chancellor of the University of Western Ontario.

Board/committee membership	2010 attendance		Other public company board memberships
Board	8 of 10	80%	Royal Philips Electronics N.V.
Audit	6 of 7	86%	The Toronto-Dominion Bank
Corporate Governance	2 of 2	100%
Total	16 of 19	84%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
22,1091	–	22,013	–	44,122	$1,669,135

1	Mrs. J.M. Thompson owns an additional 300 common shares.

Peter J. Thomson 1 Age: 45 Toronto, Ontario, Canada Director since 1995 Non-independent Areas of expertise: investment management, science, healthcare, technology

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

Board/committee membership	2010 attendance		Other public company board memberships
Board	9 of 10	90%	–
Total	9 of 10	90%
Securities held 2				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
–	–	1,754	–	1,754	$66,354

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are members of the family of the late first Lord Thomson of Fleet. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

John A. Tory Age: 81 Toronto, Ontario, Canada Director since 1978 Non-independent Areas of expertise: investment management, legal, international business, media/publishing

John Tory is a director of Woodbridge, the Thomson family investment company. He was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997. Mr. Tory has a law degree from the University of Toronto.

Board/committee membership	2010 attendance		Other public company board memberships
Board	10 of 10	100%	–
HR	3 of 3	100%
Total	13 of 13	100%
Securities held				Total shares and DSUs	Total market value
Common shares	RSUs	DSUs	Options
608,000	–	3,052	–	611,052	$23,116,097

Thomson Reuters Management Proxy Circular

Director Compensation

Compensation for our directors is designed to be competitive and to appropriately recognize the commitment and experience of our directors and the size, scope and complexity of our business.

In establishing the compensation arrangements for directors of our company, the factors that the Corporate Governance Committee considered included the size, scope and complexity of our organization, the time commitment required of directors (including board meetings and travel to and from board meetings and site visits), the compensation levels for boards of directors of other companies, and our desire to have a flat fee structure.

Mr. Glocer does not receive additional compensation for serving on the board.

Retainers

The table below sets forth the annual retainers that are payable to our directors. Director retainer amounts for 2011 are unchanged from 2010. Directors do not receive attendance fees.

($)
Non-management directors	150,000
Committee chairs	20,000
Chairman of the Board	600,000
Deputy Chairmen of the Board 1	300,000

1
As part of his compensation for serving as one of our Deputy Chairmen, we granted Mr. FitzGerald RSUs in 2008 and 2009 with a value at the time of issue equal to the difference between GBP 600,000 and $300,000. Mr. FitzGerald did not receive a separate retainer for serving as Chair of the Corporate Governance Committee.

Total Director Compensation

The following table reflects compensation earned by our directors in 2010. Directors may elect to take their compensation in cash, share-based awards, or a mix thereof. The fee amounts reflect cash compensation earned. The share-based awards include deferred share units (DSUs) and common shares received in lieu of cash. Mr. Glocer does not receive compensation for his service as a director. Information regarding Mr. Glocer’s 2010 compensation is set forth in the “Executive Compensation” section of this circular.

	Fees earned ($)		Share–based awards ($)
Director	Retainer	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson	600,000	-	-	-	600,000
W. Geoffrey Beattie	300,000	-	-	-	300,000
Niall FitzGerald, KBE 1	300,000	-	-	5,097	305,097
Manvinder S. Banga	-	-	150,000	-	150,000
Mary Cirillo	-	-	150,000	-	150,000
Steven A. Denning 2	-	-	170,000	-	170,000
Lawton W. Fitt	150,000	-	-	-	150,000
Roger L. Martin	-	150,000	-	-	150,000
Sir Deryck Maughan	50,000	100,000	-	-	150,000
Ken Olisa	120,000	-	30,000	-	150,000
Vance K. Opperman 3	-	170,000	-	-	170,000
John M. Thompson	75,000	-	75,000	-	150,000
Peter J. Thomson	150,000	-	-	-	150,000
John A. Tory	150,000	-	-	-	150,000
Total	1,895,000	420,000	575,000	5,097	2,895,097

1	Mr. FitzGerald’s “All Other Compensation” in this table reflects the value of personal use of a car and driver.

2	Mr. Denning received his fees for serving as chair of the HR Committee in common shares.

3	Mr. Opperman received his fees for serving as chair of the Audit Committee in DSUs.

Thomson Reuters Management Proxy Circular

Deferred Share Units

To further align the interests of our directors with those of our shareholders, directors may participate in a share plan under which they have the option to receive their annual retainer and other amounts payable for their services on the board in the form of DSUs, common shares or cash. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and has the same value as one common share. If a director elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) is used to buy shares in the open market. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs are paid to a director by December 15 of the calendar year following termination of board service. Payment is made in our common shares or cash (net of withholding taxes), based on the market value of the common shares on the date prior to the payment date. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares.

Stock Option and RSU Grants

Our non-management directors have not been eligible to receive stock option grants for a number of years. Mr. Beattie is the only non-management director who was previously granted stock options in 2000, 2001 and 2002. All of Mr. Beattie’s stock options are 100% vested, but none of his options were “in-the-money” as of December 31, 2010, as the exercise prices for all of his options were more than the market price of our common shares. The stock options granted to Mr. Beattie in 2000 expired unexercised in 2010.

Mr. Beattie and Mr. FitzGerald are the only non-management directors who have been granted RSUs.

•
In February 2008, we made a special grant of 100,000 RSUs to Mr. Beattie in recognition of his exceptional service as Deputy Chairman in overseeing our strategic realignment related to the Thomson Learning sale and the Reuters acquisition. All of Mr. Beattie’s RSUs will vest in February 2013. Upon vesting, each RSU will entitle Mr. Beattie to receive one common share. Mr. Beattie’s RSU total below includes the amount of his original grant (100,000 units) plus 9,839 additional units received from notional dividend equivalents based on dividends paid on common shares. These dividend equivalent units will vest at the same time as the underlying RSUs.

•
As part of his annual compensation, Mr. FitzGerald previously received RSUs in each of 2008 and 2009 with a value at the time of issue equal to the difference between GBP 600,000 and $300,000. Each vested RSU entitled Mr. FitzGerald to receive one common share. This arrangement expired on September 30, 2010. All of the RSUs previously granted to Mr. FitzGerald vested prior to December 31, 2010. In 2010, we issued 18,019 common shares to Mr. FitzGerald in connection with the vesting of his remaining RSUs.

The table below sets forth information regarding stock options and RSUs granted to Mr. Beattie that were outstanding as of December 31, 2010. Information regarding Mr. Glocer’s stock options and RSUs is set forth in the “Executive Compensation” section of this circular.

	Option–based awards					Share–based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in–the–money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share–based awards that have not vested ($)
W. Geoffrey Beattie	50,000	C$	48.40	Dec. 13, 2011	-	109,839	4,093,700
	50,000	C$	40.69	Dec. 11, 2012	-

The closing price of our common shares on December 31, 2010 on the NYSE was $37.27. During 2010, the high and low market prices for our common shares on the NYSE were $39.31 and $31.60, respectively.

Plan Awards – Value Vested or Earned in 2010

The following table sets forth information regarding plan awards that vested or were earned in 2010. The value of Mr. FitzGerald’s share-based awards reflects the vesting of RSUs granted to him in 2008 and 2009 as part of his compensation for serving as one of our Deputy Chairmen.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
W. Geoffrey Beattie	-	-	-
Niall FitzGerald	-	1,366,201	-

Thomson Reuters Management Proxy Circular

Share Ownership Guidelines

Directors are encouraged to hold common shares and/or DSUs having a value equal to five times their annual retainer within five years from the date of their initial appointment to the Thomson Reuters board. Ownership of common shares and DSUs by our directors can be found in each director’s biography in this circular. Messrs. Beattie, Denning, Martin, Opperman, Thompson and Tory currently exceed their ownership targets, and Mr. Glocer has exceeded his target in his capacity as our CEO. David Thomson and Peter Thomson are affiliated with Woodbridge, the Thomson family investment company. As of March 16, 2011, Woodbridge beneficially owned approximately 55% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Glocer’s pension and retirement benefits are described in the “Executive Compensation - Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Each director has signed an appointment letter that confirms his or her position on the board and any committees. Our agreement with Mr. Glocer regarding termination benefits is described in the “Executive Compensation - Termination Benefits” section of this circular.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Thomson Reuters Management Proxy Circular

Corporate Governance

Our board is committed to high standards of corporate governance. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

Our shares are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange. Our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

Board size

The board currently consists of 15 individuals and functions independently of management. The board is currently comprised of 14 non-management directors and the CEO. Individual directors are proposed for re-election annually. David Thomson is Chairman, and W. Geoffrey Beattie and Niall FitzGerald are Deputy Chairmen. Mr. FitzGerald will not be standing for re-election at the meeting.

Biographies for each director are included earlier in this circular.

Governance structure

Responsibility for our governance structure lies, in the first instance, with the Corporate Governance Committee, and more generally with the board. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually, together with the committee charters. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership guidelines and conflicts of interest. The guidelines and committee charters are publicly available at www.thomsonreuters.com. In addition, a copy of the corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Key responsibilities

The board’s principal responsibilities are strategic planning, risk identification and financial, human resources, legal and regulatory oversight. The table below highlights the board’s work plan for 2010.

Meeting	Primary Activities
January	•	Review and approval of annual operating plan for the current year, which addresses:
■ Opportunities
■ Risks
■ Competitive position
■ Business outlook
■ Financial projections
■ Other key performance indicators
February/March	•	Annual (full year/Q4) earnings announcement
	•	Annual disclosure documents (annual report, management proxy circular, financial statements)
	•	Approval of dividend for current year
	•	Review of employee engagement survey results
	•	Approval of CEO compensation/position description
	•	Compensation approvals
May	•	Q1 earnings announcement and quarterly financial statements and MD&A
	•	Approval of renewal of share purchase program/normal course issuer bid
	•	Intellectual property strategy update
July	•	Strategy review for the company
■ Overall strategy
■ Markets division
■ Professional division
■ Cross-division initiatives
	•	Q2 earnings announcement and quarterly financial statements and MD&A
September	•	Technology update
	•	Talent update

Thomson Reuters Management Proxy Circular

Meeting	Primary Activities
October	•	Q3 earnings announcement and quarterly financial statements and MD&A
November	•	Financial update
	•	Capital strategy update
	•	Investor relations update
	•	Enterprise risk management update
Periodically	•	Strategic and management updates related to individual businesses or sectors
	•	Reports from the Chair of the Audit, Corporate Governance and HR Committees
	•	Proposed significant acquisitions and dispositions
	•	Product updates
	•	Proposed capital markets transactions
	•	In-camera meetings with the CEO only (at the start and end of each in-person meeting)
	•	In-camera meetings of non-management directors only
	•	Competitive analysis review

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO are separate.

•
As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for establishing the agenda for board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management.

•	As CEO, Thomas H. Glocer is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the board.

Position descriptions

Position descriptions for the Chairman and for the chair of each committee have been approved by the board and help ensure the independent operations of the board and its committees. These position descriptions are publicly available at www.thomsonreuters.com in the “Investor Relations” section.

Meetings with and without the CEO/management

In 2010, the board initiated the practice of beginning each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give Mr. Glocer an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. As has been the board’s established practice, a similar session is typically held with Mr. Glocer at the end of the meeting, followed by a meeting of the board without Mr. Glocer. Each of the board’s committees also concludes its meetings “in-camera” with a period of time for discussion without Mr. Glocer or members of management present.

Meetings of independent directors

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee develops the agenda for these meetings, although discussion is not limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee reports to the Chairman on the substance of these meetings to the extent that action is appropriate or required and is available for consultation with the independent directors as required. One such meeting of the independent directors took place in 2010 and was presided over by Mr. FitzGerald.

Secretary to the Board

To assist the board in operating independently of management, the Secretary to the Board reports directly to the Chairman and the Deputy Chairmen and also acts as secretary to each of the committees of the board. The Secretary to the Board has responsibility for ensuring good information flows between the board and its committees and between senior management and the directors. Directors have access to the advice and services of the Secretary.

Thomson Reuters Management Proxy Circular

Access to Management and Professional Advisors

The board has access to members of management and professional advisors. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The Human Resources Committee (HR Committee) retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices. The HR Committee also utilizes and relies upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific board approval. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee and HR Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Controlled Company

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (a company of which more than 50% of the voting power is held by an individual, group or another company) is exempt from these requirements.

The board believes it is appropriate for directors affiliated with Woodbridge to serve on the Corporate Governance Committee and the HR Committee and has approved our reliance on the controlled company exemption to do so.

Committees

The board operates with three committees, each of which has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and position descriptions of the chairs of the board’s committees are publicly available at www.thomsonreuters.com. The following tables set forth the membership of our three board committees.

Mr. FitzGerald’s term as a director of our company will end at the time of the meeting. Ms. Fitt will be the new Chair of the Corporate Governance Committee.

Thomson Reuters Management Proxy Circular

Audit Committee

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	risk management and compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of the independent auditors (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function; and

•	any additional matters delegated to the Audit Committee by the board.

In 2010, the Audit Committee met with various members of our senior management and internal audit team and PricewaterhouseCoopers LLP. In addition, the Audit Committee met regularly in separate sessions with representatives of PricewaterhouseCoopers LLP. In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2010, which are reflected in the work plan below.

2010 Primary Audit Committee Activities
•	Reviewing and discussing the company’s annual and quarterly consolidated financial statements and related MD&A;
•	Reviewing other continuous disclosures, including our earnings press releases and annual report;
•	Reviewing the scope and plans for the audit of our company’s financial statements;
•	Reviewing and approving fees to be paid to PricewaterhouseCoopers LLP for its services;
•	Discussing with PricewaterhouseCoopers LLP
	o	its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),
	o	all critical accounting policies and practices used or to be used by Thomson Reuters,
o
all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditors, and

	o	all other matters required to be communicated under IFRS;
•	Receiving periodic updates on our guidelines and policies with respect to risk assessment and risk management, including the steps and processes taken to monitor and control risks; and
•	Receiving periodic updates from our Corporate Compliance and Audit Department on internal control over financial reporting and fraud-related matters.

Annual internal control and audited financial statement review

In March 2011, as part of its oversight role and in reliance upon its reviews and discussions as noted above, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2010, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting. The Audit Committee also recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditors to serve until our next annual meeting of shareholders in 2012 and that our board submit this appointment to shareholders for approval at the 2011 annual meeting of shareholders.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements, MD&A and annual report, and the inclusion of the audited consolidated financial statements in our annual report to shareholders for the year ended December 31, 2010.

Thomson Reuters Management Proxy Circular

Pre-approval policy

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.

•
The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2010, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Financial disclosure process

The Audit Committee meets to approve all financial reports prior to their release. Prior to the meeting, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Controller and a representative from the independent auditors meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Controller discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditors also participate in the meeting. When the Audit Committee is satisfied as to the quality of the disclosure, it provides its approval and recommends that the board subsequently approve the filing of the report. A draft is also distributed to the members of the board in advance of a board meeting for their review and approval. At the board meeting, directors are given an opportunity to raise any questions or comments.

Whistleblower policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described later in this section under “Code of Business Conduct and Ethics”.

Financial literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities. The board plans to consider these qualifications in future nominations to the board and appointments to the Audit Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the board.

Thomson Reuters Management Proxy Circular

The following table sets forth the Corporate Governance Committee’s work plan for 2010.

2010 Primary Corporate Governance Committee Activities
•	Recommendation of candidates for annual election as directors
•	Review of board committee composition
•	Review of independence of directors
•	Review of use of controlled company exemption from NYSE governance rules
•	Review of directors’ financial literacy
•	Analysis as to whether the board contains an audit committee financial expert
•	Review of corporate governance guidelines, committee charters and position descriptions for the Chairman and the chair of each committee
•	Review of director compensation
•	Review of corporate governance policies
•	Approval of corporate governance disclosure in the proxy circular
•	Review of board, committee and director evaluation process
•	Board and committee succession planning
•	Review of compliance with the Thomson Reuters Trust Principles
•	Review of corporate giving
•	Review of Code of Business Conduct and Ethics report and related compliance processes

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the board and overall management of the business and affairs of our company. As necessary, the Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates.

The board is of the view that its optimal size for effective decision-making and committee work is 14 to 16 members.

Director Orientation and Education

All new directors are provided with an orientation upon election or appointment to the board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information;

•	Meetings with the Chairman, Deputy Chairmen, CEO, CFO and other executive officers, including the heads of our major businesses; and

•	Opportunities early in their tenure to visit some of the major facilities and meet with operations management.

The board’s secure website, monthly management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with board meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These “board papers” are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

To facilitate ongoing education, the directors are entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. As part of our most recent board effectiveness review process, directors indicated they were pleased to continue on this basis.

Thomson Reuters Management Proxy Circular

Board Effectiveness Review

The Corporate Governance Committee oversees an annual structured review of the effectiveness of the board and its committees. Director questionnaires address issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings. The following sets forth the review process:

In 2010, the Corporate Governance Committee undertook an individual director review and assessment process, whereby each director met with the Chairman of the Corporate Governance Committee to discuss their own contribution to the board, and the contributions of their colleagues.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. The board recommends that all of the non-management directors, other than Mr. FitzGerald who will not be standing for re-election, should be re-elected at the meeting to be held on May 3, 2011, as each of them continues to bring valuable skills and experience to the board and its committees.

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the compensation of the CEO and senior management;

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	professional development for senior management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the board.

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

We have included the HR Committee’s work plan for 2010 in the “Compensation Discussion and Analysis” section of this circular.

Majority Voting Policy

The board has adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman, to be effective when accepted by the board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision.

Thomson Reuters Management Proxy Circular

Director Attendance

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of board and committee meetings in 2010.

Number of Meetings
Board	10
Audit Committee	7
Corporate Governance Committee	2
HR Committee	3

Six of the board’s 10 scheduled meetings were held in person. The remaining four scheduled meetings in 2010 were held by telephone.

The following table sets forth the attendance of directors at board and committee meetings in 2010.

Meetings Attended
Current directors	Board	Committee
David Thomson	10 of 10	-
W. Geoffrey Beattie	10 of 10	5 of 5
Niall FitzGerald, KBE	8 of 10	5 of 5
Thomas H. Glocer	10 of 10	-
Manvinder S. Banga	8 of 10	3 of 3
Mary Cirillo	10 of 10	5 of 5
Steven A. Denning	8 of 10	3 of 3
Lawton W. Fitt	9 of 10	6 of 7
Roger L. Martin	9 of 10	6 of 7
Sir Deryck Maughan	8 of 10	1 of 2
Ken Olisa	9 of 10	6 of 7
Vance K. Opperman	10 of 10	7 of 7
John M. Thompson	8 of 10	8 of 9
Peter J. Thomson	9 of 10	-
John A. Tory	10 of 10	3 of 3

Interlocking Boards

We do not have any directors who serve together on boards of other public companies.

Risk Management and Internal Controls

Risk Management

Our enterprise risk management (ERM) process is managed by the General Counsel of our company and involves over 200 executives participating on a cross-functional basis involving operations, sales, technology, customer service, finance, legal, strategy and human resources.

The ERM process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters, and to assist the Audit Committee in complying with its corporate governance oversight responsibility for risk management (which is part of our overall internal controls).

The ERM process at our company includes:

•	systematically and comprehensively identifying significant operational, strategic, reputational and other risks in our businesses;

•	assessing the impact of those significant risks on a comparative basis for each of our Professional and Markets divisions, as well as for our corporate center; and

•	developing and implementing action plans and internal controls addressing the risks.

Thomson Reuters Management Proxy Circular

For our business units and functional departments, ERM is an ongoing process under continuous management review. We involve our internal audit department in the review of certain identified risks, as appropriate or upon request. On a semi-annual basis, Mr. Glocer’s executive committee undertakes formal risk reviews. On an annual basis, the Audit Committee reviews and discusses identified risks and the steps that management is taking to manage and mitigate the risks. In the fourth quarter of 2010, our General Counsel also provided an ERM update to our board of directors.

Internal Control over Financial Reporting

We establish and maintain internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We have adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department prepares and oversees the overall plan for internal control over financial reporting. Corporate Compliance and Audit identifies certain entities and/or significant accounts to be within the scope of its internal controls activities. Based on templates completed related to in-scope activities, Corporate Compliance and Audit evaluates responses and develops an audit scope which is presented to the Audit Committee for its review and approval. During the second half of 2010, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010. Results of the evaluation were reviewed with the Audit Committee, on behalf of the board.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures were discussed in 2010 with the Audit Committee.

Certifications

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Corporate Communications

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our annual Investor Day meetings with analysts and major shareholders.

The Chairman and other directors (along with the CEO, CFO and other members of senior management) are available at our annual meeting to answer questions from shareholders.

Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director or executive officer is required to inform the board. Unless otherwise expressly determined by the board or relevant committee of the board, a director or officer who has a conflict of interest in a matter before the board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full board. For more information about related party transactions in the last three years, please see the management’s discussion and analysis (MD&A) section of our 2010 annual report.

Thomson Reuters Management Proxy Circular

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

Actual or potential Code violations can be self-reported to a manager, our Human Resources department or a Thomson Reuters lawyer. We also provide a confidential and anonymous Code helpline that can be used by phone or e-mail or through our intranet. We have engaged an independent third party to support our phone helpline on a 24/7 basis, with translation services available to support our employees around the world. Call managers initially forward reports to our Legal department. Reports are then assigned for follow-up and investigation depending on the issue reported, location and business involved. Matters are handled with appropriate discretion and our company has a strict non-retaliation policy for those raising issues in good faith.

In 2010 and through the date of this circular, no material violations by our directors or executive officers were reported for the Code of Business Conduct and Ethics. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

A copy of our Code is available on our website, www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—
That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

—
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Founders Share Company have a duty to ensure, to the extent possible, that the Trust Principles are complied with. We have issued a Founders Share to the Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Trust Principles. The directors of the Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Founders Share Company’s board has five representatives, including its chairman, who also chairs the committee. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand. Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support. For additional information about the Founders Share Company, its directors and a Founders Share that our company has issued to the Founders Share Company, please see our 2010 annual report.

Thomson Reuters Management Proxy Circular

ABOUT OUR INDEPENDENT AUDITORS

HIGHLIGHTS
•	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditors for another year until the 2012 annual meeting of shareholders.
•	PricewaterhouseCoopers LLP have been our auditors since 1977.
•	The amount of fees that we paid to PricewaterhouseCoopers LLP in 2010 and 2009 are set forth below.

The board unanimously recommends that PricewaterhouseCoopers LLP be appointed as the auditors of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP.

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2010 and 2009:

(in millions of U.S. dollars)	2010	2009
Audit fees	$20.3	$22.9
Audit-related fees	2.5	2.8
Tax fees	9.2	10.2
All other fees	0.8	0.9
Total	$32.8	$36.8

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2010 and 2009.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included advisory services related to our company’s 2009 conversion from Canadian GAAP to IFRS, audits of various employee benefit plans, transaction due diligence, subsidiary audits and other services related to acquisitions and dispositions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

•	French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents; and

•	Authoring content for inclusion in certain products and services.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Thomson Reuters Management Proxy Circular

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION (SAY ON PAY)

HIGHLIGHTS
•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.
•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. We describe our executive compensation programs in the “Compensation Discussion and Analysis” section of this circular.

As part of our dialogue with shareholders about our executive compensation programs, we have once again adopted a “say on pay” advisory resolution for this year’s meeting. An identical resolution was approved by approximately 95% of the votes cast at last year’s annual meeting of shareholders.

As this is an advisory resolution, the results will not be binding upon the board. However, the board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.800.969.9974.

The board unanimously recommends that you vote FOR this matter on an advisory basis to accept our approach to executive compensation, as described in this circular.

Thomson Reuters Management Proxy Circular

COMPENSATION DISCUSSION AND ANALYSIS

HIGHLIGHTS
•	This section explains what we pay to our CEO, CFO and three other most highly compensated executive officers
•	We also explain why we pay each component of compensation.
•	Most of our executive compensation is tied to performance and aligned with shareholder interests.

EXECUTIVE SUMMARY

Overview

Our two key strategic objectives for 2010 were growth and efficiency. Growth is important for the lifeblood of our company and it also provides us with cash flow to invest in the future. By running our business more efficiently, we can also enhance our returns to shareholders.

In designing our 2010 executive compensation program, the Human Resources Committee of our board of directors (HR Committee) linked annual and long-term incentive awards to our anticipated financial performance for the year and our two key strategic objectives. In doing so, the HR Committee selected highly relevant financial metrics, such as revenues, operating profit before amortization, free cash flow, adjusted earnings per share (EPS) and return on invested capital (ROIC).

We believe that our key compensation principles drive our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. These principles are the following:

•	“Pay for performance” is a significant component of executive compensation;

•	Incentive performance goals are linked to key measures of our company’s performance;

•	It’s important for our executives to build equity in our company;

•	We pay competitive compensation; and

•	Our compensation programs take risk into account.

2010 performance

While we are proud of what we accomplished in 2010, we are aware that more remains to be done and we are focused on accelerating the pace of change. Last year, we further integrated our operations, strengthened essential infrastructure and launched major new product platforms. The following table provides information about our progress against last year’s priorities.

2010 Priorities	2010 Progress
Growth	We returned to revenue growth in the second half of the year. In 2010, we continued investing in growth initiatives and we launched a number of major new product platforms, including:
	•	WestlawNext, our next generation legal research platform;
	•	Thomson Reuters Eikon, our new flagship financial information platform which incorporates the innovative Reuters Insider multimedia news service;
	•	ONESOURCE, our global tax workstation;
	•	Advantage Suite 5.0, our redesigned, state-of-the-art tools to support healthcare decision making; and
	•	Thomson Reuters Elektron, an ultra-low latency infrastructure for electronic trading and data distribution.

Thomson Reuters Management Proxy Circular

2010 Priorities	2010 Progress

We acquired a number of key foundational assets to support new initiatives. We invested approximately $0.9 billion in the acquisition of companies that included Complinet to support our new Governance, Risk and Compliance (GRC) business; Point Carbon for our Commodities & Energy business; Serengeti, Pangea3, Canada Law Book and Revista dos Tribunais in Legal for Global General Counsel; GeneGo for Life Sciences; and Aegisoft in Sales & Trading.

We continued to target rapidly developing economies (RDEs) that we believe will be major contributors to future global growth.
Efficiency
We made significant progress on a number of efficiency and capability-enhancing initiatives, including:

•     Consolidating and integrating technology platforms to achieve cost savings and increase flexibility and scalability;

•     Transforming the technology infrastructure of our data centers through standardization, virtualization and automation; and

•     Rolling out new customer administration platforms, including a consolidated order-to-cash system which will streamline our interaction with customers and provide us with better usage data.

Our Reuters integration plus legacy savings initiatives achieved approximately $1.4 billion of annualized run-rate savings as of the end of 2010.

In 2010, we returned to revenue growth. We were able to raise our growth targets during the year as the markets began to improve, and we ended the year with good momentum.

•	Our 2010 revenues from ongoing businesses before currency were $13.1 billion;

•	Revenue growth before currency was 1%;

•	Our underlying operating profit margin was 19.6% (20.0% before currency and acquisitions); and

•	Our underlying free cash flow, which enables us to keep investing in the business and pay dividends, was $2.0 billion.

Our new investments in product launches and acquisitions contributed to a 7% decline in underlying operating profit. However, our period of heavy investment is now nearly completed.

Based on our performance last year, the HR Committee determined that our 2010 annual incentive awards would pay out at 115% of target for our named executive officers. The HR Committee also determined that based on a separate, but aligned set of multi-year targets, long-term incentive awards for the 2008-2010 performance period would pay out at 62% of target.

In 2011, our top priorities remain focused on growth and efficiency. Our key business activities in 2011 to accelerate growth and capture efficiencies are to:

—	Maximize the growth of our core businesses, such as the U.S. Legal subscription business, Sales & Trading and Investment & Advisory;

—	Accelerate our investments in faster growing international markets, with a particular emphasis on rapidly developing economies;

—	Reallocate investment to faster growing segments of our business, such as Governance, Risk and Compliance and Commodities & Energy; and

—	Streamline product lines, consolidate platforms, reduce technology costs and accelerate the sharing of information across the corporation.

Thomson Reuters Management Proxy Circular

Components of compensation

A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Why We Include It
Base salary	Fixed cash payments made throughout the year	Provides predictable amount of fixed income as short-term compensation
Annual incentive award	Cash payment typically made in March after results for the previous year are audited, and dependent on company performance against financial targets	Focuses executives on our financial goals and objectives for the year and aligns their interests with shareholder interests
Long-term incentive award
Grants of:
•      PRSUs that vest after completion of a three-year period, with vesting dependent on company performance against financial targets; and
•      Stock options subject to time vesting conditions

In special circumstances, grants may also be made in the form of time-based restricted share units (TRSUs)
Commits executives to delivering on our financial goals over the longer term, strongly links their pay to our share price, and supports retention objectives
Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors
Perquisites and other personal benefits	Executive physicals and financial planning assistance	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives

Thomson Reuters Management Proxy Circular

NAMED EXECUTIVE OFFICERS

The remaining sections of this Compensation Discussion and Analysis describe our compensation programs and policies for our CEO, CFO and the three next most highly compensated executive officers. In 2010, these individuals, whom we refer to as our “named executive officers”, were:

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. Mr. Glocer practiced law at Davis Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. He joined the board of Reuters in 2000. He is also a director of Merck & Co., Inc. and serves on several academic/not-for-profit organizations and advisory councils including the American Law Institute, the Council on Foreign Relations and the International Business Council of the World Economic Forum. Mr. Glocer resides in New York, New York, United States.

Bob Daleo is Executive Vice President and Chief Financial Officer of Thomson Reuters. Prior to April 2008, Mr. Daleo was Chief Financial Officer of Thomson. Mr. Daleo joined Thomson in 1994 and held a number of key leadership positions within the organization before becoming CFO in 1998. Mr. Daleo was a director of Thomson from 2001 to 2008. Mr. Daleo is currently a director of Equifax Inc. and serves on the board of trustees for Fordham University and the New Jersey Community Development Corporation. Mr. Daleo resides in Alpine, New Jersey, United States.

Jim Smith is Chief Executive Officer of Thomson Reuters Professional division. Prior to April 2008, Mr. Smith was Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith joined Thomson in 1987 and held a number of key leadership positions within the organization, including President and Chief Executive Officer of Thomson Learning’s Academic & Reference Group and Executive Vice President, Human Resources and Administration of Thomson. Mr. Smith resides in Stamford, Connecticut, United States.

Devin Wenig is Chief Executive Officer of Thomson Reuters Markets division. Prior to April 2008, Mr. Wenig was Chief Operating Officer of Reuters. Mr. Wenig joined Reuters in 1993 and held a number of senior management positions including President, Investment Banking & Brokerage Services and President, Business Divisions. Mr. Wenig was a director of Reuters from 2003 to 2008. Mr. Wenig resides in New York, New York, United States.

Deirdre Stanley is Executive Vice President and General Counsel of Thomson Reuters. Prior to April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson since 2002. Prior to joining Thomson in 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.

Thomson Reuters Management Proxy Circular

DESIGNING AND DETERMINING EXECUTIVE COMPENSATION: THE ROLE OF THE HR COMMITTEE, OUR PRINCIPAL SHAREHOLDER AND INDEPENDENT ADVISORS

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. As such, it performs the same functions as a “compensation committee”. Additional information about the HR Committee is included earlier in this circular in our discussion of the board and corporate governance.

At our corporate headquarters, the Human Resources department is responsible for overseeing the day-to-day design and administration of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. Mr. Glocer and other senior executives in the Human Resources department meet regularly with the HR Committee. Mr. Glocer provides the HR Committee with his evaluations of the performance of the executive management team, and he also makes recommendations to the HR Committee regarding the proposed compensation arrangements for the executives who report to him as well as other senior executives whose compensation is reviewed by the HR Committee.

The following table provides an overview of the HR Committee’s work plan for 2010.

2010 Primary HR Committee Activities
•	Compensation review for senior executives
•	Annual individual performance evaluation of the CEO and review of evaluations of other members of his Executive Committee
•	Approval of 2009 annual incentive award payouts
•	Approval of 2010 annual and long-term incentive awards and targets
•	Approval of compensation disclosure in the annual management proxy circular
•	Review of employee engagement survey results
•	Review of global retirement plans
•	Review of global executive development program
•	Review of CEO position description
•	Annual talent review process
•	Annual succession planning review
•	Periodic consideration of certain new senior executive hirings and terminations

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. W. Geoffrey Beattie, the President of Woodbridge, and John A. Tory, a director of Woodbridge, are members of the HR Committee. A majority of the HR Committee’s members are independent directors. Messrs. Beattie and Tory are not considered to be independent under applicable rules because they are directors and current or former executive officers of Woodbridge. Neither individual is a member of the Thomson Reuters executive management team.

Independent Advisors

The HR Committee engages a compensation consulting firm, Frederic W. Cook & Co., Inc., to serve as an independent advisor on matters relating to executive compensation. Representatives of the Cook firm are available to HR Committee members on an ongoing basis and generally attend HR Committee meetings. As part of its ongoing services to the HR Committee, the Cook firm assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

Thomson Reuters Management Proxy Circular

The Cook firm does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of the Cook firm by Thomson Reuters management would require the HR Committee’s prior approval. In 2010 and 2009, we paid the Cook firm the following fees:

	2010	2009	Percentage of total fees
HR Committee matters	$37,705	$80,275	100%
Management matters	$–	$–	–
Total annual fees	$37,705	$80,275	100%

The Corporate Human Resources department also engaged Towers Watson in 2010 and 2009. In 2010 and 2009, we paid Towers Watson approximately $372,000 and $275,000, respectively, for its services related to executive compensation, including competitive compensation analyses, stock option valuation, and advice on various other matters. Towers Watson also provides consulting, actuarial and other advisory services to our Human Resources department related to our benefit and retirement plans. In 2010, the Corporate Human Resources department also engaged Pay Governance LLC and paid that firm approximately $65,000 for competitive compensation analyses and advice on various other executive compensation matters.

The HR Committee and the Corporate Human Resources department also receive input from their advisors regarding compensation-related market trends as well as on the structuring of specific compensation-related policies and plans.

As described earlier in this circular, we are providing shareholders with an advisory resolution on executive compensation. Although this resolution is non-binding, the HR Committee will review the voting results and take them into account when considering future executive compensation-related decisions.

OUR KEY COMPENSATION PRINCIPLES

“Pay for performance” is a significant component of executive compensation

We believe that tying a significant component of pay to our company’s achievement of specific performance goals motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown in the table below, approximately 83% of Mr. Glocer’s 2010 compensation was variable, which included approximately 43% awarded as long-term incentive grants in the form of performance restricted share units (PRSUs) and stock options. On average, approximately 78% of the other named executive officers’ 2010 compensation was variable, which included approximately 50% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options.

	Fixed	"At Risk" or Variable
Name	Base salary	Annual incentive award	Long-term incentive awards	Total
T. Glocer	17.2%	39.7%	43.1%	100%
R. Daleo	18.4%	26.4%	55.2%	100%
J. Smith	20.2%	29.1%	50.7%	100%
D. Wenig	20.2%	29.1%	50.7%	100%
D. Stanley	29.8%	25.8%	44.4%	100%

As part of its review of executive compensation, the HR Committee reviews “tally sheets” that show targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility.

The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

Thomson Reuters Management Proxy Circular

Incentive performance goals are linked to key measures of our company’s performance

Annual incentives

The HR Committee sets performance goals that focus on superior performance taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy.

In the fourth quarter of each year, senior executives from our Markets and Professional divisions meet with our CEO, CFO and other Corporate executives to discuss the upcoming operating plan, including specific objectives and targets for the plan. In developing our operating plan, we consider various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our board of directors meets with senior management in the first quarter to review, discuss and approve the final version of the plan. The HR Committee subsequently sets minimum (threshold), target and maximum levels for each of the performance criteria for financial metrics used in our annual and long-term incentive awards.

In general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be a stretch, but achievable, and achieving performance above target is intended to be more difficult in comparison. As an example, in 2010, 2009, and 2008, our annual incentive awards were paid out at 115%, 96% and 105.9% of the target level, respectively.

For 2010, the performance goals for our annual cash incentive awards were based on growth in revenues, underlying operating profit before amortization and other adjustments and free cash flow.

Long-term incentives

Executives’ long-term incentive awards are expressed as a percentage of base salary, and we may modify an executive’s percentage up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are aligned with key drivers of total shareholder return. In 2010, long-term incentive awards we made to our CEO and other named executive officers included PRSUs, which will vest only if our goals for adjusted earnings per share (EPS) growth and return on invested capital (ROIC) performance are met over a three-year performance period. The value of PRSUs is dependent on our company’s share price.

Discretionary adjustment authority

For both annual and long-term incentive awards, the HR Committee is authorized to make discretionary adjustments to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. In recent years, adjustments have related to changes in accounting practices, various acquisitions and dispositions, integration program costs related to our Reuters acquisition and litigation/legal settlements. Results are also adjusted to reflect foreign currency exchange rates used to prepare our annual operating plan.

Non-IFRS financial measures

All of the financial metrics that we use for our annual and long-term incentive awards are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

It’s important for our executives to build equity in our company

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant TRSUs on a highly selective basis to high-performing executives whom it is critical to retain and/or in recognition of superior performance and contributions to the company. TRSUs do not have performance conditions.

Through our share ownership guidelines, we encourage our executives to maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, senior executives must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Ms. Stanley has yet to meet her guidelines, and she must retain at least 50% of all shares obtained through vesting or exercise until her guideline is met (unless a waiver is granted). Unvested TRSUs, PRSUs and stock options do not count toward the guidelines.

Thomson Reuters Management Proxy Circular

The following table shows the share ownership guidelines for our CEO and other named executive officers as well as their actual share ownership. All share values and the named executive officers' ownership are as of March 16, 2011.

	Minimum share ownership		Actual share ownership
Name	(base salary multiple)	($)	(base salary multiple)	($)
Thomas H. Glocer	5.0x	$7,750,000	18.2x	$28,222,693
Robert D. Daleo	4.0x	$4,000,000	7.4x	$7,413,356
James C. Smith	4.0x	$4,000,000	4.7x	$4,730,339
Devin N. Wenig	4.0x	$4,000,000	19.5x	$19,548,539
Deirdre Stanley	3.0x	$1,875,000	2.7x	$1,713,207

We pay competitive compensation

To ensure that our compensation programs are competitive, the HR Committee utilizes independent market surveys as well as a proxy analysis to obtain a general understanding of competitive pay for positions similar to our executives. However, this information is for general reference only. The most critical factors in determining pay for our executives are their experience, their performance for the applicable period and their potential performance for future periods. The HR Committee uses benchmarks to set individual components or overall executive compensation, and performs a comparison of the compensation of our executives to that of the peer set, on a component basis and in total, to compute the difference between our pay and that of the peer set. In addition, it uses compensation data about other companies as a reference point on which - either wholly or in part - to base, justify or provide a framework for our compensation decisions. The HR Committee also reviews and considers customized third party surveys for the more general purpose of obtaining an understanding of current compensation practices.

Given the nature of our global business serving professional customers in the financial, legal, tax and accounting, healthcare, science and media markets, there is no directly comparable peer group of public companies in size, geographic operations and product/service offerings. Consequently, the HR Committee considers compensation information from a range of companies. Many of our company’s senior executives are based in the United States and United Kingdom. The group of companies that we currently use for informational purposes in the United States largely represents a mix of other information development and delivery companies and professional service providers with which we compete. For United Kingdom comparative purposes, we evaluate companies in the FTSE 100 index generally.

The companies that the HR Committee currently reviews as part of this process are publicly traded and focused on information development and electronic delivery. Our company’s revenues are about the median of the companies in the group. These companies consist of:

Accenture	News Corporation
Amazon.com	Omnicom
Automatic Data Processing	Pearson
Cablevision	Reed Elsevier
CBS	SAIC
Computer Sciences	SAP
DIRECTV Group	Time Warner
eBay	Time Warner Cable
Gannett	Wolters Kluwer
Google	WPP
Interpublic Group	Yahoo!
McGraw-Hill

Our compensation programs take risk into account, but do not encourage unnecessary or excessive risk taking

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. We believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks because:

•	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

•	Our HR Committee determines performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts;

Thomson Reuters Management Proxy Circular

•	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

•	We have ownership guidelines which further tie executives’ interests to those of our shareholders over the long-term; and

•
We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from our named executive officers in certain circumstances. Our clawback policy provides that the board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer (which includes all of our named executive officers) if in the board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2010 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

COMPENSATION ARRANGEMENTS FOR THE CEO AND OTHER NAMED EXECUTIVE OFFICERS

The following section discusses the 2010 compensation arrangements for our CEO and our other named executive officers.

Thomas H. Glocer

Mr. Glocer became CEO of Thomson Reuters in April 2008 in connection with the acquisition of Reuters.

•	Mr. Glocer’s base salary in 2010 was $1,550,000.

•	Mr. Glocer’s annual cash incentive plan target is 200% of base salary and his long-term incentive plan target is 250% of base salary (allocated equally between PRSUs and options).

In 2008, in connection with the acquisition of Reuters, the HR Committee approved a one-time grant to Mr. Glocer of 700,000 TRSUs which vests 20% each year over a five year period, with notional dividends paid in cash. The HR Committee considered that this grant would:

•	motivate Mr. Glocer to succeed in executing our integration plan and realize our growth potential;

•	enhance the alignment of Mr. Glocer’s interests with those of our shareholders; and

•
recognize that Mr. Glocer would not be participating in a Thomson Reuters supplemental executive retirement plan (SERP) equivalent to his former Reuters plan, the annual cost of which would have been significant to Thomson Reuters given his compensation level and age.

The HR Committee entered into these arrangements with Mr. Glocer with a view to increasing the proportion of his compensation that is variable and tied to performance, and to reinforce our commitment to his retention and success over the long-term.

Other Named Executive Officers

In consultation with Mr. Glocer, the HR Committee has established compensation arrangements for each of the other named executive officers that reflect their roles and responsibilities within Thomson Reuters. The HR Committee created pay packages which were as consistent as possible across the executive team while recognizing the various levels of experience and contribution of the executive team.

In 2008, the HR Committee approved one-time grants of TRSUs to our other named executive officers. In approving these grants, the HR Committee considered that they would motivate these executives to succeed in executing our integration plan and realize our growth potential. In the case of Mr. Wenig’s grant, the HR Committee also considered that he would not be participating in a Thomson Reuters SERP equivalent to his former Reuters plan (similar to Mr. Glocer).

Thomson Reuters Management Proxy Circular

2010 Compensation

Base Salary

Base salary is typically determined annually by reference to an executive’s performance and experience, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

In 2010, base salaries for our named executive officers did not increase from 2008 and 2009 levels.

The following table sets forth the base salaries for our named executive officers in 2010:

Name	Base salary
Thomas H. Glocer	$1,550,000
Robert D. Daleo	$1,000,000
James C. Smith	$1,000,000
Devin N. Wenig	$1,000,000
Deirdre Stanley	$625,000

Annual Incentive Awards

We provide an annual incentive award opportunity to each of our named executive officers which is based on our company’s actual performance compared to our annual operating plan for the year.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. Targets for our 2010 annual incentive awards were as follows for each individual:

Name	Target annual incentive payout as percentage of base salary
Thomas H. Glocer	200%
Robert D. Daleo	125%
James C. Smith	125%
Devin N. Wenig	125%
Deirdre Stanley	75%

In 2010, potential payouts ranged from 0% to 200% of the target award depending on our performance against the goals set by the HR Committee at the beginning of the year. For example, in the case of Mr. Glocer, this means he could have earned up to 400% of his base salary if the maximum performance level had been achieved.

For 2010, the performance goals for annual incentive awards were based on revenues, operating profit before amortization and other adjustments and free cash flow.

•	Revenues – We use revenues because they are commonly used to measure growth of our business.

•
Operating profit before amortization and other adjustments – We use operating profit before amortization and other adjustments because amortization of identifiable intangible assets, certain impairment charges, fair value adjustments and other operating gains and losses are not considered to be relevant for purposes of assessing the current performance of our business.

•
Free cash flow – We use free cash flow as a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund new acquisitions. We define free cash flow as net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. For incentive compensation purposes only, we also exclude interest and taxes.

These goals were approved by the HR Committee during the first quarter of 2010. Awards were weighted as follows:

Financial metric	Annual incentive percentage weighting
Revenues	45%
Operating profit before amortization and other adjustments	45%
Free cash flow	10%

Thomson Reuters Management Proxy Circular

After the end of the year, the HR Committee determines the extent to which our annual performance targets were met by comparing our financial results to our performance goals. 2010 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2010 annual operating plan. At the recommendation of management, the HR Committee used its discretionary authority to make a 15% downward adjustment for 2010 annual incentive awards, and our performance was determined to be 115% of the target.

The following table sets forth information regarding our 2010 target and adjusted performance for each financial metric reflected in our annual incentive awards. These results are not directly comparable to similar financial measures that we disclose in our 2010 annual report.

Performance Metric (in billions of dollars)	Target performance	Adjusted performance
Revenues	$13.0	$13.0
Operating profit before amortization and other adjustments	$2.0	$2.1
Free cash flow	$1.9	$1.8

The following table sets forth the payout amounts to each named executive officer for 2010 annual incentive awards:

Actual payout for 2010 annual incentive awards
Thomas H. Glocer	$3,565,000
Robert D. Daleo	$1,437,500
James C. Smith	$1,437,500
Devin N. Wenig	$1,437,500
Deirdre Stanley	$539,062

Long-term Incentive Awards

We provide a long-term incentive award to each of our named executive officers that is equity-based. Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. The HR Committee may decide to increase or decrease an executive officer’s target from year to year. Targets for our 2010 long-term incentive awards were as follows for each individual:

Name	Target long-term incentive payout as percentage of base salary
Thomas H. Glocer	250%
Robert D. Daleo	300%
James C. Smith	250%
Devin N. Wenig	250%
Deirdre Stanley	150%

We divide senior executives’ long-term incentive awards between PRSUs and stock options. This blend is intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to our company and strongly supportive of important strategic and human resource objectives over the long term. For our most senior executives, including the CEO and our other named executive officers, long-term incentive awards are typically split 50% PRSUs and 50% stock options, though this split can be modified up or down in a particular year for certain executives. Lower level executives receive a greater proportion of PRSUs.

In determining the size of PRSU and stock option grants, the HR Committee initially establishes a total target compensation amount for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determines the number of PRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally does not take into account the amount of previous allocations.

PRSUs

Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

Thomson Reuters Management Proxy Circular

The two financial metrics used for our PRSU awards are adjusted EPS and ROIC.

•
Adjusted EPS – We use adjusted EPS because it is a primary driver of our long-term financial success by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis before the pre-tax impacts of amortization of other intangible assets. We further adjust these measures for the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other net finance costs or income, our share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares.

•
ROIC – We use ROIC as one of the measures to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. We have historically calculated our ROIC as the ratio of our operating profit (including businesses classified within discontinued operations) before amortization, less taxes paid, to our average invested capital. ROIC has been calculated on a post-tax basis since 2010.

For 2010 PRSU grants to our named executive officers, we assigned the following weightings to the financial performance goals:

Financial metric	PRSU percentage weighting
EPS	50%
ROIC	50%

The number of PRSUs granted to each executive was based on our average share price on the NYSE for the three months prior to January 31, 2010.

Between 0% and 200% of the initial number of PRSUs granted in 2010 will vest in 2013 after the end of the three-year performance period (January 1, 2010 through December 31, 2012), depending on the achievement of the performance goals.

The following table sets forth information about PRSU grants made to our named executive officers in 2010. While PRSU awards are granted in terms of number of units, we have also provided the dollar value of the threshold, target and maximum amounts for each award based on the closing price of our common shares on the NYSE on March 16, 2011, which was $37.83.

		Performance period until	Estimated future payouts
Name	PRSUs (#)	maturation or payout	Threshold (#/$)	Target (#/$)	Maximum (#/$)
Thomas H. Glocer	59,990	2010–2012	14,998	59,990	119,980
			$567,355	$2,269,422	$4,538,843
Robert D. Daleo	40,260	2010–2012	10,065	40,260	80,520
			$380,759	$1,523,036	$3,046,072
James C. Smith	46,560	2010–2012	11,640	46,560	93,120
			$440,341	$1,761,365	$3,552,730
Devin N. Wenig	46,560	2010–2012	11,640	46,560	93,120
			$440,341	$1,761,365	$3,552,730
Deirdre Stanley	19,080	2010–2012	4,770	19,080	38,160
			$180,449	$721,796	$1,443,593

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are paid on PRSUs that vest when the underlying shares are distributed to executives.

After the end of the year, the HR Committee determines the extent to which our PRSU performance targets were met by comparing our financial results to our performance goals. Our actual performance for the three-year performance period ended December 31, 2010 was determined to be 62% of the target. This was primarily due to the very challenging operating environment and global economic recession that occurred during the performance period compared to expectations at the time the targets were set in early 2008.

Thomson Reuters Management Proxy Circular

The following table sets forth information regarding our 2010 target and actual performance for each financial metric reflected in our long-term incentive awards for the three-year performance period ended December 31, 2010. Adjusted EPS reflects cumulative performance for the three-year period, and ROIC reflects an average of the three-year period. These results are not directly comparable to similar financial measures that we disclose in our 2010 annual report.

Performance Metric (in billions of dollars)	Target performance	Actual performance
Adjusted EPS growth	$6.34	$5.44
ROIC performance	7.76%	7.05%

The following table sets forth the number of PRSUs that vested in March 2011 for long-term incentive awards granted to our named executive officers related to the three-year performance period ended December 31, 2010. We subsequently issued a net number of common shares to each named executive officer after withholding applicable taxes.

Number of PRSUs
Thomas H. Glocer	36,873
Robert D. Daleo	19,034
James C. Smith	19,034
Devin N. Wenig	19,034
Deirdre Stanley	5,948

Stock options

All options granted in 2010 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2010 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2010, the HR Committee calculated the grant date fair value based on the average common share price of $32.30 for the three month period prior to January 31, 2010 and a Black-Scholes value of 23.8% of this average share price ($7.68). The HR Committee uses a Black-Scholes value in order to maintain more year-to-year consistency in determining the number of stock options to be granted. By using this value, the number of options is determined primarily by our company’s financial performance as opposed to changes in estimated option values.

The following table sets forth information regarding stock options granted to our named executive officers in 2010:

Name	Securities under options granted (#)	% of total options granted to employees in 2010	Exercise or base price ($/security)	Market value of securities underlying options on grant date ($/security)	Expiration date
Thomas H. Glocer	252,280	13.2%	$35.22	$35.22	March 2, 2020
Robert D. Daleo	130,210	6.8%	$35.22	$35.22	March 2, 2020
James C. Smith	130,210	6.8%	$35.22	$35.22	March 2, 2020
Devin N. Wenig	130,210	6.8%	$35.22	$35.22	March 2, 2020
Deirdre Stanley	40,700	2.1%	$35.22	$35.22	March 2, 2020

TRSUs

In March 2010, we granted Mr. Daleo 21,700 TRSUs as part of his long-term incentive award for the year. All of Mr. Daleo’s TRSUs will vest on March 2, 2013.

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Thomson Reuters Management Proxy Circular

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis were retained.

For our named executive officers, perquisites and benefits provided in 2010 included:

•
Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office;

•	Use of company automobiles – this benefit is currently limited to the CEO, who is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business; and

•
Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

Insurance Policies

Mr. Daleo has had an insurance policy with a death benefit of approximately five times the highest annual base salary payable to him during the last five years of employment with our company. All premiums paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of Mr. Daleo. Due to provisions in the Sarbanes-Oxley Act prohibiting certain loans to executive officers, we modified our life insurance arrangements. As a result, we will not recover premiums paid in 2003 and subsequent years. We have agreed to reimburse Mr. Daleo for imputed taxes on his policies.

Our company provides group life insurance to certain of our U.S. employees in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. All of our named executive officers are eligible for this benefit.

Messrs. Glocer and Wenig previously had life insurance policies when they were employed by Reuters. These policies were cancelled in 2008 following the closing of the Reuters acquisition.

Termination Benefits

All of our named executive officers are eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. We describe these arrangements in the “Termination Benefits” subsection of this circular. The HR Committee believes that these arrangements enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for off-cycle awards. Under the policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the last business day of each month.

New hire awards are made on the last business day of the month during which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the last business day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the last business day of the month after the closed period has ended, or when we are no longer in possession of material nonpublic information.

Thomson Reuters Management Proxy Circular

Insider Trading Policy/Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Under our insider trading policy, our directors and executive officers are prohibited from entering into certain types of hedging transactions involving securities of our company, such as short sales, puts and calls.

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of US$100 and C$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a US$100 Investment

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Thomson Reuters Management Proxy Circular

Trend: Executive Compensation, Share Price Performance and Certain Metrics

The following table compares the compound annual growth rate (CAGR) of our U.S. dollar-denominated common shares with the S&P 500 composite index, compensation earned by our top five executive officers, and the performance of other company metrics, for the five-year period ended December 31, 2010.

5-year compound annual growth rate (CAGR)
Thomson Reuters common shares	5%
S&P 500 composite index	2%
Compensation earned by our top 5 executive officers	2%
Revenues	16%
Adjusted operating profit	7%
Underlying free cash flow	11%
Market capitalization	7%

The total compensation earned by our top 5 executive officers represented 0.21% of our 2010 revenues.

Each named executive officer has received a relatively small percentage of overall total compensation as a base salary. As discussed in the “Key Compensation Practices” section of this compensation discussion and analysis, a significant portion of the total compensation for these individuals is variable and tied to performance, and therefore “at risk”. This approach is also intended to align the interests of our named executive officers with those of our shareholders.

2011 Compensation Decisions

In determining the number and value of 2011 annual and long-term incentive awards, the HR Committee considered both an executive’s long-term career potential and most recent annual performance. 2011 annual incentive awards will be calculated based on both financial performance as well as individual performance. Previous annual incentive awards were calculated solely on financial performance.

Additional information regarding the 2011 compensation of our named executive officers will be provided in our 2012 management proxy circular.

Thomson Reuters Management Proxy Circular

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows the compensation earned in the last three years by our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers who were serving as executive officers as of December 31, 2010. Information provided for Messrs. Glocer and Wenig for 2008 is for the full year and includes compensation paid by Reuters prior to the closing of Thomson’s acquisition on April 17, 2008. In this section, these individuals are referred to as the named executive officers. Compensation paid to Mr. Glocer in 2008 in British pounds sterling (GBP) has been translated to U.S. dollars using an average 2008 exchange rate of GBP 1 = US$1.8546.

					Non-equity incentive plan compensation ($)	Pension value ($)4	All other compensation ($)5	Total compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option- based awards ($)2	Annual incentive plans 3
Thomas H. Glocer	2010	1,550,000	2,140,443	1,937,510	3,565,000	-	304,797	9,497,750
Chief Executive	2009	1,550,000	1,787,253	1,937,549	2,976,000	-	262,057	8,512,859
Officer	2008	1,499,271	28,169,591	1,937,512	3,027,497	-	1,589,585	36,223,456
Robert D. Daleo	2010	1,000,000	2,210,733	1,000,013	1,437,500	126,000	81,896	5,856,142
Executive Vice	2009	1,000,000	922,498	1,000,032	1,200,000	129,000	104,960	4,356,490
President and Chief Financial Officer	2008	965,000	9,051,233	1,000,035	1,224,265	1,208,000	243,336	13,691,869
James C. Smith	2010	1,000,000	1,661,261	1,000,013	1,437,500	(79,000)	24,984	5,044,758
President and Chief	2009	1,000,000	922,498	1,000,032	1,200,000	(34,000)	32,194	4,120,724
Executive Officer, Professional Division	2008	946,154	5,536,603	1,000,035	1,203,594	710,000	57,109	9,453,495
Devin N. Wenig	2010	1,000,000	1,661,261	1,000,013	1,437,500	-	13,079	5,111,853
President and Chief	2009	1,000,000	922,498	1,000,032	1,200,000	-	19,567	4,142,097
Executive Officer, Markets Division	2008	940,464	16,917,583	1,000,035	1,248,200	-	76,243	20,182,525
Deirdre Stanley	2010	625,000	680,774	312,576	539,062	96,000	27,052	2,280,464
Executive Vice	2009	625,000	288,484	312,523	450,000	97,000	50,756	1,823,763
President and General Counsel	2008	604,808	1,976,257	312,535	473,648	186,000	83,401	3,636,649

1
Our share price was significantly higher in the first quarter of 2010 compared to the same period in 2009, which was a primary reason for the increase in the reported grant date fair value of RSUs awarded in 2010. Long-term incentive awards granted in 2010, 2009 and 2008 represent the grant date fair value of PRSUs for the three year performance periods that end on December 31, 2012, 2011 and 2010, respectively, as well as the grant date fair value of TRSUs. Additional information about our long-term incentive awards is provided in the “Compensation Discussion and Analysis” section of this circular.

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2010, based on the closing price of our common shares on the NYSE on December 31, 2010. RSU amounts below include additional units received from notional dividend equivalents. In 2010, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Glocer – 6,221; Mr. Daleo – 12,587; Mr. Smith – 8,985; Mr. Wenig – 3,701; and Ms. Stanley – 2,914. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
Thomas H. Glocer	420,000	203,794	623,794	23,248,802
Robert D. Daleo	297,581	114,779	412,360	15,368,657
James C. Smith	170,136	121,278	291,414	10,861,000
Devin N. Wenig	141,667	121,278	262,945	9,799,960
Deirdre Stanley	52,962	42,580	95,542	3,560,850
* Assumes vesting of PRSUs at the target amount (100%).

Thomson Reuters Management Proxy Circular

2
For options granted on March 2, 2010, we calculated the grant date fair value of $7.68 per option based on the average common share price of $32.30 for the three month period prior to January 31, 2010 and a Black-Scholes value of 23.8% of this average share price. This amount differs from the accounting fair value, which was $8.92 per option. The difference between the two calculations is $1.24 per option. The differences between the accounting fair value and the amounts reported in this table are $312,827 for Mr. Glocer, $161,460 for Messrs. Daleo, Smith and Wenig and $50,468 for Ms. Stanley. The exercise price for these options is $35.22 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on March 3, 2009, we calculated the grant date fair value of $5.28 per option based on the average common share price of $25.14 for the three month period prior to January 31, 2009 and a Black-Scholes value of 21% of this average share price. This amount differs from the accounting fair value, which was $6.98 per option. The difference between the two calculations is $1.70 per option. The differences between the accounting fair value and the amounts reported in this table are $623,832 for Mr. Glocer, $321,980 for Messrs. Daleo, Smith and Wenig and $100,623 for Ms. Stanley. The exercise price for these options is $23.25 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on May 7, 2008, we calculated the grant date fair value of $6.39 based on the average common share price of $35.48 for the three month period prior to March 31, 2008 and a Black-Scholes value of 18% of this average share price. This amount differs from the accounting fair value, which was $9.22 per option. The difference between the two calculations is $2.83. The differences between the accounting fair value and the amounts reported in this table are $858,084 for Mr. Glocer, $442,895 for Messrs. Daleo, Smith and Wenig and $138,415 for Ms. Stanley. The exercise price for these options is $37.15 per share, which was the closing price of our common shares on the day before the grant date.

We estimate the grant date value of stock option awards using a lattice-binomial valuation model. For financial statement reporting purposes, we expense the fair value of stock options over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option on the grant date. The principal assumptions used by our company in applying the Black-Scholes option pricing model in 2010, 2009 and 2008 are described in note 25 to our 2010 annual financial statements.

The number of stock options granted to each named executive officer is set forth in the “Compensation Discussion and Analysis” section of this circular as well as the “Incentive Plan Awards” subsection that follows.

3
Annual cash incentive payouts are with respect to performance during 2010, 2009 and 2008. Payouts were made in the first quarter of 2011, 2010 and 2009, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

4
Pension value represents the compensatory portion of the change in the accrued pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

5	All other compensation for 2010 includes:

•	For Mr. Glocer, tax and financial planning advice and related tax reimbursements of $167,355 and tax paid in connection with his former UK housing of $94,783.

•	For Mr. Daleo, payments related to his life insurance policy of $51,114.

•	For Mr. Smith, tax and financial planning advice of $14,788.

•	For Mr. Wenig, payments related to his life insurance policy of $1,470.

•	For Ms. Stanley, tax and financial planning advice of $16,198.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All Other Compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards. In prior years’ circulars, we had included the value of these dividends as additional compensation.

Mr. Glocer does not receive additional compensation for serving on our board of directors.

Thomson Reuters Management Proxy Circular

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2010. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2010 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2010. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-based awards					Share-based awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Thomas H. Glocer	252,280		$35.22	3/2/2020	$517,174	623,794	$23,248,802
	366,960		$23.25	3/3/2019	5,144,779
	303,210		$37.15	5/7/2018	36,385
Robert D. Daleo	130,210		$35.22	3/2/2020	$266,931	412,360	$15,368,657
	189,400		$23.25	3/3/2019	2,655,388
	156,500		$37.15	5/7/2018	18,780
	130,830		$42.96	2/22/2017	-
	125,000		$35.13	12/5/2015	267,500
	115,000		$33.76	12/17/2014	403,650
	105,000		$33.49	12/18/2013	396,900
	133,000	C	$48.40	12/13/2011	-
James C. Smith	130,210		$35.22	3/2/2020	$266,931	291,414	$10,861,000
	189,400		$23.25	3/3/2019	2,655,388
	156,500		$37.15	5/7/2018	18,780
	120,310		$42.96	2/22/2017	-
	87,500		$35.13	12/5/2015	187,250
	75,000		$33.76	12/17/2014	263,250
	53,125		$33.49	12/18/2013	200,813
	42,500		$26.06	12/11/2012	476,425
	42,500	C	$48.40	12/13/2011	-
Devin N. Wenig	130,210		$35.22	3/2/2020	$266,931	262,945	$9,799,960
	189,400		$23.25	3/3/2019	2,655,388
	156,500		$37.15	5/7/2018	18,780
Deirdre Stanley	40,700		$35.22	3/2/2020	$83,435	95,542	$3,560,850
	59,190		$23.25	3/3/2019	829,844
	48,910		$37.15	5/7/2018	5,869
	33,090		$42.96	2/22/2017	-
	25,000		$35.13	12/5/2015	53,500
	25,000		$33.76	12/17/2014	87,750
	20,000		$33.49	12/18/2013	75,600
	50,000		$30.83	7/8/2012	322,000

The closing price of our common shares on December 31, 2010 on the NYSE was $37.27. During 2010, the high and low market prices for our common shares on the NYSE were $39.31 and $31.60, respectively.

Thomson Reuters Management Proxy Circular

Incentive Plan Awards – Value Vested or Earned in 2010

The following table sets forth information regarding incentive plan awards that vested or were earned in 2010. The value of share-based awards reflects the vesting of certain RSUs, including PRSUs for the performance period of January 1, 2008 through December 31, 2010. The dollar value of these units reflects the number of units vested/earned multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2010. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Thomas H. Glocer	1,143,080	6,544,003	3,565,000
Robert D. Daleo	589,981	747,465	1,437,500
James C. Smith	589,981	959,053	1,437,500
Devin N. Wenig	589,981	5,904,144	1,437,500
Deirdre Stanley	184,371	233,578	539,062

Equity Compensation Plan Information

The following table provides information as of December 31, 2010 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights			(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
C$-denominated stock options	1,636,000	C$	50.27		–
US$-denominated stock options	11,634,279	US$	33.28		–
US$-denominated TRSUs	2,705,438		N/A	1	–
US$-denominated PRSUs	5,619,376		N/A	1	–
Total	21,595,093		–		20,265,608
Equity compensation plans not approved by security holders	–		–		–
Total	21,595,093		–		20,265,608

1	Unlike stock options, RSUs do not have an applicable exercise price.

Thomson Reuters Management Proxy Circular

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a U.S. employees’ 401(k) retirement savings plan and a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate & Securities, 3 Times Square, New York, New York 10036, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our deferred share unit plan for directors is described in the “About Our Directors - Director Compensation” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Pension Plan

•
Thomson Reuters defined benefit pension plans in the U.S. have been closed to new participants since 2006. Accordingly, Messrs. Glocer and Wenig do not participate in these plans. Through the end of the first quarter of 2008, Mr. Glocer participated in a Reuters supplemental executive retirement plan (SERP) that was a non-qualified defined contribution plan. Under that plan, Mr. Glocer received an annual contribution of 25% of his base salary. Mr. Wenig also participated in a Reuters SERP through the end of the first quarter of 2008 and received annual contributions of 6% of his base salary above $230,000 (the maximum compensation limit of the Reuters qualified 401(k) retirement savings plan).

•
The pension plan in which Messrs. Daleo and Smith and Ms. Stanley participate is a defined benefit plan funded by one of our wholly owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2010, the eligible compensation limit was $245,000 and the maximum annual benefit that could be accrued under the pension plan was $195,000.

Retirement Plus Plan. The Thomson Reuters “retirement plus” plan is an unfunded, non-qualified defined benefit plan that provides a supplemental benefit to Messrs. Daleo and Smith and Ms. Stanley above the limits imposed by the U.S. Internal Revenue Service, with a maximum annual benefit based on an eligible compensation limit of $300,000. Amounts under the retirement plus plan are paid from our general assets.

SERPs. The Thomson Reuters SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by Messrs. Daleo and Smith and Ms. Stanley under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Messrs. Daleo and Smith are currently vested in their SERP benefits (other than, in the case of Mr. Smith, in the event of his voluntary resignation). Ms. Stanley will be vested in her SERP when she is 55 years old.

The combined annual benefit for Messrs. Daleo and Smith and Ms. Stanley is a pension equal to a percentage of final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Mr. Daleo, 50% for Mr. Smith and 50% for Ms. Stanley. The benefit amount will be reduced by 5% for each year by which retirement precedes age 62. In certain circumstances, each of Messrs. Daleo and Smith and Ms. Stanley will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

Thomson Reuters Management Proxy Circular

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

	Number of years credited	Annual benefits payable ($)1		Accrued obligation at start of	Compensatory	Non- Compensatory	Accrued obligation at year
Name	service (#)	At year end	At age 65	year ($)2	change ($)	change ($)	end ($)
Thomas H. Glocer	–	–	–	–	–	–	–
Robert D. Daleo	17.00	600,000	600,000	9,604,000	126,000	1,081,000	10,811,000
James C. Smith	28.25	500,000	500,000	4,335,000	(79,000)	(79,000)	4,177,000
Devin N. Wenig	–	–	–	–	–	–	–
Deirdre Stanley	8.42	313,000	313,000	1,121,000	96,000	(94,000)	1,123,000

1
Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on actual pensionable earnings as of December 31, 2010 and on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date. Annual benefits at age 65 are the same at year-end since the benefit under the SERP plan is not service-related. The amount of benefits reported at year-end for Mr. Smith and Ms. Stanley assumes they will remain with Thomson Reuters until age 55 and that otherwise only the pension plan and retirement plus plan benefits in the amount of $108,000 and $32,000, respectively, would be payable.

2
The accrued obligation at the start of the year represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2009 (the measurement date for 2009 year-end disclosure). The key assumptions for the SERP include a discount rate of 6.00% and a rate of compensation increase of 5.25%.

3
Compensatory changes include service cost with interest to the end of the year plus plan changes and differences between actual and estimated earnings. The service cost was partially or fully offset by the decrease in accrued obligation due to lower pay increase than anticipated.

4
The non-compensatory change includes the interest cost on the accrued obligation plus a change in the discount rate from 6.00% to 5.45% and the change in rate of compensation increase assumption from 5.25% to 3.5%.

5
The accrued obligation at the end of the year represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2010 (the measurement date for 2010 year-end disclosure). The key assumptions for the SERP include a discount rate of 5.45% and a rate of compensation increase of 3.50%.

Thomson Reuters Management Proxy Circular

Termination Benefits

Potential Payments upon Termination

Each of our named executive officers may be eligible to receive certain payments and benefits upon termination of employment under various circumstances. The table below includes the value of all forms of compensation that would be available to each individual upon the specified events.

The amounts in the tables assume that:

•	The officer left our company on December 31, 2010; and

•	The price per share of our common shares on the NYSE on that date was $37.27.

For severance payments, aggregate amounts reflect the applicable period of time of salary continuation following involuntary termination without cause. We typically pay severance in the United States in accordance with our standard payroll practices, as opposed to in a lump sum.

For annual cash incentive awards, we have assumed a payout of 100% of the target award for involuntary termination without cause, death or disability. If a named executive officer’s triggering event occurred more than halfway through the year, he or she would ordinarily be entitled to receive a pro-rated payment based on the number of days worked in the year. This type of payment would typically be made at an assumed target rate, and the payment would occur prior to year-end. Annual cash incentive payments are otherwise made following completion of the financial year, after measuring our company’s actual performance against predetermined goals.

For stock options, we have calculated the intrinsic value of unvested options that would vest upon an applicable triggering event based on the in-the-money value of the options and the assumed share price.

For TRSUs, we have calculated the value based on the number of vested units and the assumed share price on the date of involuntary termination without cause, death, disability or retirement.

For long-term incentive awards (PRSUs), we have assumed a payout at 100% of the target award and calculated the value based on the number of vested units and the assumed share price on the date of involuntary termination without cause, death, disability, voluntary termination/resignation or retirement. Shares underlying vested PRSUs would be issued following completion of the applicable three-year performance period, after measuring our company’s actual performance against predetermined goals. Under the terms of our PRSU awards, if a named executive officer has completed at least two and a half years of his or her three year performance period, then the number of his or her PRSUs which is in proportion to the executive’s active service as an employee (measured in calendar days) during the performance period becomes fully vested on the vesting date (as adjusted to reflect Thomson Reuters performance relative to the performance goals).

For pensions, the present value of accrued benefits for Messrs. Daleo and Smith and Ms. Stanley has been calculated based on the assumptions described in note 26 to our audited financial statements for the year ended December 31, 2010. The key assumptions for U.S. plans include a discount rate of 5.45%, an inflation rate of 2.75% and UP94 generational mortality table. Amounts for Messrs. Glocer and Wenig reflect amounts previously earned in a Reuters SERP.

For benefits, amounts reflect the estimated amount for executive physicals, tax and financial planning assistance and the continuation of generally available health and welfare benefits during the applicable severance period.

For excise tax gross-ups, each of Mr. Glocer’s and Mr. Wenig’s agreements provide for a gross-up of any U.S. federal excise tax that might be due upon involuntary termination as a result of a change of control of our company. No other named executive officer is eligible for this benefit.

Amounts actually received should any of the officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies. Additional information about our agreements with each named executive officer is set forth in the “Severance Benefits” section below.

	Involuntary Termination without cause	Involuntary Termination for cause	Voluntary termination or resignation 1	Death or disability	Change of control
Thomas H. Glocer
Severance	$3,100,000	-	-	-	3,100,000
Annual cash incentive	3,100,000	-	-	3,100,000	3,100,000
Stock options	5,698,338	-	-	5,698,338	5,698,338
Time–based RSUs	15,653,400	-	-	15,653,400	15,653,400
Long–term incentive/PRSUs	7,595,402	-	-	7,595,402	7,595,402
Pension	3,415,448	3,415,448	3,415,448	3,415,448	3,415,448
Benefits	60,000	-	-	60,000	-
Excise tax gross–up	-	-	-	-	-
Total	$38,622,589	3,415,448	3,415,448	35,522,589	38,562,589
Robert D. Daleo
Severance	$2,000,000	-	-	-	2,000,000
Annual cash incentive	1,250,000	-	-	1,250,000	1,250,000
Stock options	4,009,149	-	-	4,009,149	4,009,149
Time–based RSUs	11,090,844	-	-	11,090,844	11,090,844
Long–term incentive/PRSUs	2,701,649	-	-	2,701,649	2,701,649
Pension 2	11,306,953	1,080,953	11,306,953	11,306,953	11,306,953
Benefits	60,000	-	-	60,000	-
Excise tax gross–up	-	-	-	-	-
Total	$32,994,759	1,080,953	11,306,953	30,418,594	32,358,594
James C. Smith
Severance	$2,000,000	-	-	-	2,000,000
Annual cash incentive	1,250,000	-	-	1,250,000	1,250,000
Stock options	4,068,836	-	-	4,068,836	4,068,836
Time–based RSUs	6,340,969	-	-	6,340,969	6,340,969
Long–term incentive/PRSUs	4,520,031	-	-	2,781,580	2,781,580
Pension 2	4,185,480	706,480	868,480	4,185,480	4,185,480
Benefits	60,000	-	-	60,000	-
Excise tax gross–up	-	-	-	-	-
Total	$21,425,316	706,480	868,480	18,686,865	20,626,865
Devin N. Wenig
Severance	$2,000,000	-	-	-	2,000,000
Annual cash incentive	1,250,000	-	-	1,250,000	1,250,000
Stock options	2,941,099	-	-	2,941,099	2,941,099
Time–based RSUs	5,279,929	-	-	5,279,929	5,279,929
Long–term incentive/PRSUs	4,520,031	-	-	4,520,031	4,520,031
Pension	920,963	920,963	920,963	920,963	920,963
Benefits	60,000	-	-	60,000	-
Excise tax gross–up	-	-	-	-	-
Total	$15,972,021	920,963	920,963	14,972,021	16,912,021
Deirdre Stanley
Severance	$1,250,000	-	-	-	1,250,000
Annual cash incentive	468,750	-	-	468,750	468,750
Stock options	1,457,998	-	-	1,457,998	1,457,998
Time–based RSUs	1,973,894	-	-	1,973,894	1,973,894
Long–term incentive/PRSUs	1,586,957	-	-	926,931	926,931
Pension	355,929	316,929	355,929	2,166,929	355,929
Benefits	60,000	-	-	60,000	-
Excise tax gross–up	-	-	-	-	-
Total	$6,528,527	316,929	355,929	7,054,501	6,433,501

1	Mr. Daleo is the only named executive officer who is currently eligible for early retirement. As such, voluntary termination or resignation by Mr. Daleo reflects entitlements for early retirement.

2
Amounts in the “Death or Disability” column reflect a disability benefit. The value of Messrs. Daleo and Smith’s and Ms. Stanley’s pension benefits upon death would be $5,848,953, $2,048,480 and $272,929, respectively.

Thomson Reuters Management Proxy Circular

Severance Benefits

We believe that our severance benefits are competitive with those provided to executive officers at comparable global companies. The key provisions of our agreements with Messrs. Glocer, Daleo, Smith and Wenig and Ms. Stanley are summarized in the table below.

Description	Chief Executive Officer	Other Named Executive Officers
Termination events triggering severance cash benefits and benefits continuation	• Involuntary termination without “Cause” • Termination by Mr. Glocer for “Good Reason”	Involuntary termination without “Cause” for Messrs. Daleo, Smith and Wenig and Ms. Stanley Mr. Wenig’s agreement also provides for termination by him for “Good Reason”.
Severance cash benefit	24 months’ base salary	24 months’ base salary for Messrs. Daleo, Smith and Wenig and Ms. Stanley
Health and welfare benefits continuation	Continued participation in health and welfare plans over the same time period for which severance is payable	Continued participation in health and welfare plans over the same time period for which severance is payable
Pension benefits	No Thomson Reuters pension benefits. Accrued and earned benefits under former Reuters SERP.	Accrued and earned benefits under applicable plan rules for Messrs. Daleo and Smith and Ms. Stanley. Mr. Wenig’s pension benefit entitlement is similar to Mr. Glocer’s.
Pro-rated annual incentive awards
Annual incentive award would be paid upon expiration of the statutory revocation period in a lump sum equal to the greater of:

•      50% of his target award for the then-current year; and

•      The amount determined by multiplying his target award for the then-current year by a fraction, the numerator of which is the number of days employed by Thomson Reuters in the year and the denominator is 365.

Annual incentive award would be pro-rated through the effective date of termination for Messrs. Daleo and Smith and Ms. Stanley.

Mr. Wenig’s annual incentive awards would be treated in the same manner as Mr. Glocer’s.

Treatment of share-based awards
All awards would vest in full. Options would remain exercisable for 12 months following the effective date of termination. All PRSUs granted under any long-term incentive plans will be distributed when issued to employees for the applicable plan period.

All other share-based awards (such as TRSUs) will vest in full.

For Messrs. Daleo and Smith and Ms. Stanley, 50% of all unvested options granted would immediately vest and become exercisable and the balance would be forfeited. Each of them would have six months following the effective date of termination to exercise all exercisable options. Alternatively, for Messrs. Daleo and Smith, we may, at our discretion, determine that all such options (whether or not vested) shall be deemed to have expired at the effective date of termination, in which case we would pay an amount equal to the value of all vested options and 50% of all unvested options as of the effective date of termination. All unvested PRSUs granted to Messrs. Daleo and Smith and Ms. Stanley would be forfeited unless termination occurred after he/she had completed at least two and a half years of the three year performance period, in which case, the number of his/her PRSUs which is in proportion to his/her active service as an employee (measured in calendar days) during the performance period would become fully vested on the vesting date (as adjusted to reflect Thomson Reuters performance relative to the performance goals). TRSUs would be forfeited.

Mr. Wenig’s long-term incentive awards would be treated in the same manner as Mr. Glocer’s.

Restrictive covenants	• Non-solicitation • Non-competition • Confidentiality and non-disparagement	• Non-solicitation • Non-competition • Confidentiality and non-disparagement

Thomson Reuters Management Proxy Circular

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES

As of March 16, 2011, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. The following table sets forth certain indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries as of March 16, 2011. Substantially all of the indebtedness reflected in the table below is owed by current employees to one of our subsidiaries in connection with a business unit-level compensation arrangement.

Aggregate Indebtedness
Purpose	To Thomson Reuters or its subsidiaries	To another entity
Share purchases	–	–
Other	$2,832,843	–

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $2.0 million.

ADDITIONAL INFORMATION

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of March 16, 2011.

In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Non-IFRS Financial Measures

Certain financial measures discussed in this circular, such as revenues before currency, underlying operating profit margin, operating profit before amortization and other adjustments, free cash flow, underlying free cash flow, adjusted earnings per share (EPS) and return on invested capital (ROIC), are non-International Financial Reporting Standards (IFRS) financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2010 annual report. Operating profit before amortization and other adjustments and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are based on underlying operating profit and free cash flow as disclosed and reconciled in our 2010 annual MD&A. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Communication with the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada.

Thomson Reuters Management Proxy Circular

2011 Annual Meeting - Questions from Shareholders

At the annual meeting, shareholders in attendance in Toronto will be provided with an opportunity to ask questions to our board, CEO and CFO. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Secretary to the Board at the address noted above in the “Communication with the Board” section. While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Where to Find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are available in print to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2010 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equitycompensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Share Repurchases

In 2010, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 15,000,000 common shares. The notice provides that we may purchase these shares between May 13, 2010 and May 12, 2011 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE. Common shares that we purchase under the bid are cancelled. In 2010, we did not repurchase any common shares. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

DIRECTORS’ APPROVAL

The board of directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

/s/ David W. Binet

David W. Binet

Secretary to the Board
March 22, 2011

Thomson Reuters Management Proxy Circular

APPENDIX A

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose
Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.

Maximum number of shares issuable	50,000,000 shares
Shares issued as of December 31, 2010	7,900,618 shares, representing approximately 0.95% of our total issued and outstanding shares
Shares available for issue as of December 31, 2010	42,099,382 shares
Stock options and RSUs granted in 2010	Options granted in 2010 represented approximately 0.23% of our total issued and outstanding shares, and RSUs granted in 2010 represented approximately 0.04% of our total issued and outstanding shares.
Total stock options and RSUs outstanding as of December 31, 2010
Total options outstanding as of year-end represented approximately 1.87% of our total issued and outstanding shares, and total RSUs outstanding as of year-end represented approximately 0.97% of our total issued and outstanding shares.

Other limits	•
The maximum number of shares that may be issued under the stock incentive plan is 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, stock appreciation rights (SARs) or RSUs). Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.

•
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 2,500,000.

•
The maximum number of shares which may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10% of the aggregate number of our outstanding common shares as determined on a non-diluted basis, and (ii) to all “insiders” and such insiders’ “associates” during any one-year period may not exceed 5% of the aggregate number of our outstanding common shares as determined on a non-diluted basis.

•
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.

Types of awards that may be issued	Non-qualified stock options, ISOs, SARs and awards of RSUs. Through March 16, 2011, we have only issued non-qualified stock options and RSUs under this plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.
Expiration of options
Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2010 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

Stock Incentive Plan (cont’d)
Plan amendments and changes	The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:
•
increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

	•	increases the maximum number of shares which may be issued under the awards held by a participant;
•
reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;
•
changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•
changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;
	•	changes the rights attaching to our common shares; or
	•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments.
Transfers and assignments
Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement. The HR Committee may also determine at the time of grant or thereafter that an award (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the HR Committee.

Thomson Reuters Management Proxy Circular

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2010	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2010	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	7,000,000
Shares issued as of December 31, 2010	512,421 shares, representing approximately 0.06% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2010	6,487,579 shares
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs
Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.

Plan amendments and changes
Substantially similar to the provisions of the stock incentive plan described above. In 2010, we made administrative amendments to the deferred compensation plan for tax-related considerations. These amendments did not require shareholder approval.

Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Thomson Reuters Management Proxy Circular

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	14,000,000 shares (comprised of 8,000,000 for U.S. employee stock purchase plan and 6,000,000 for global employee stock purchase plan).
Shares issued as of December 31, 2010	4,727,363 shares, representing approximately 0.57% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2010	9,272,637 shares
Types of equity-based awards that may be issued	Common shares
ESPP – key terms	• The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.
•
On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

•
A minimum holding period applies to all shares purchased under the ESPP. While a participant is a Thomson Reuters employee, shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

•
Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

SAYE	For employees based in the United Kingdom, the global employee stock purchase plan provided prior to 2010 operated as a Sharesave or “Save-As-You-Earn” plan. The ESPP was launched in the UK in 2010.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above. In 2010, we made administrative amendments to the ESPP. These amendments did not require shareholder approval.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

401(k) Retirement Savings Plan
Eligibility	Substantially all of our U.S. employees.
Purpose	Provide eligible employees with a tax-qualified company-sponsored retirement savings plan.
Maximum number of shares issuable	Shares for our 401(k) retirement savings plan are currently purchased in the open market.
Shares issued as of December 31, 2010	Not applicable, since shares are purchased in the open market.
Shares available for issue as of December 31, 2010	Not applicable, since shares are purchased in the open market.
Contributions
Participating employees can contribute up to 25% of their eligible compensation on a combined before-tax or after-tax basis. We also make a company matching contribution to amounts contributed by participating employees. The maximum before-tax contribution that can be made by a participating employee is $16,500 per year (or $22,000 per year for certain participants age 50 and over).

Investment options	As of March 16, 2011, the plan had a number of different investment options, one of which was a company stock fund. Employees only contribute to the company stock fund if they have elected to do so.
Plan amendments
Substantially similar to the provisions of the stock incentive plan described above. In 2010, we made certain technical amendments to this plan, primarily related to acquisitions and dispositions of businesses and for administrative purposes. These amendments did not require shareholder approval.

Thomson Reuters Management Proxy Circular

THOMSON REUTERS

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